U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Innovative Software Technologies, Inc.
(Name of Small Business Issuer in its charter)

            California                                  95-4691878
------------------------------------------      --------------------------
    (State or other jurisdiction of                   I.R.S. Employer
     incorporation or organization)                   Identification No.

       827 State Street, Suite 26
            Santa Barbara, CA                           93101
  ----------------------------------------      ---------------------------
  (Address of principal executive offices)            (Zip Code)

 Issuer's telephone number, including area code 805-560-1308
                                                ------------

 Securities to be registered under Section 12(g) of the Act:

 Title of each class                        Name of each exchange on which
 to be so registered                        each such class is to be registered

 None                                                    N/A
 -------------------                       -----------------------------------

                       Common Stock, $.001 par value
                       -----------------------------
                              (Title of class)


Item 1.                  DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Innovative Software Technologies, Inc. (the "Company"), a California Corporation, was incorporated on May 27, 1998. The Company is a development stage company, which has not yet begun its planned operations of the business of software sales and computer services. The Company's plan is to develop an Internet web site and offer discount sales of software to the public, with after market support by local support teams of computer and software technicians and personnel.

Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. And has no product development or research and development costs.

The Company's mailing address is 827 State Street, Suite 26, Santa Barbara, CA 93101. The telephone number of its principal executive office is (805) 560-1308.

IN GENERAL - THE COMPANY

The Company was organized for the purpose of engaging in the business of software sales and computer services. The Company's plan is to develop an Internet web site and offer discount sales of software to the public, with after market support by local support teams of computer and software technicians and personnel. The web site is currently in its conceptual stage and has not yet been constructed.

THE INDUSTRY

The Internet industry is a young industry, but one of the fastest growing industries in the country. The Internet is an increasingly significant global medium for online commerce. According to Forrester Research, the total value of goods and services purchased over the Web was $43 billion in 1998 and is expected to increase to $1.3 trillion in 2003. The Company has seen a market niche in providing computer software and hardware sales, coupled with local aftermarket support, as opposed to an Internet sale that never involves the prospect of human contact, if the customer has a problem or a question.

MARKETING

To supplement the programs and generate interest in Company products, the Company will establish a web site on the Internet, which will offer the company's products for sale to the Internet consumer. In addition, the Company will promote its web site and its products by conventional advertising and marketing. With the proceeds of this offering, the Company plans to hire a sales force and offer "multi-level marketing" incentives for sales.

THE PRODUCTS

The Company offers a full line of computer software and games manufactured by others.

PATENTS

The Company holds no patents for its products.

RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDORS

The Company does not manufacture its products and, therefore, does not utilize raw materials.

The Company obtains products from suppliers such as Merisel, Ingram Micro, and ASCII.

COMPETITION

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. The business of providing retail computer software sales is one of intense competition. Other companies making Internet software sales and other companies with one or more affiliate or retail locations have financial resources superior to the Company, so there can be no assurance that the Company's projected income will not be affected by its competition. There are also many other companies with greater financial resources that the Company who offer computer sales on the Internet. The Company's current or potential competitors include companies such as Crazy Computers Dot Com. Companies offering computer games, such as Amazon Com, Inc. have the potential to evolve to offer a full line of computer software. However, the Company feels it is able to compete adequately with these other companies, by maintaining and updating its website to insure that it receives recognition from the Internet search engines on an ongoing basis. However, there can be no assurance that companies with greater buying power will be able to undercut the Company's pricing structure.

GOVERNMENT REGULATION

Government approval is not necessary for the Company's business, and government regulations have no effect or a negligible effect on its business.

EMPLOYEES

The Company presently employs one employee, the President, Jeffrey Volpe, who devotes his part time efforts to the Company.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company is engaged in the business of software sales and computer services. The Company's plan is to develop an Internet web site and offer discount sales of software to the public, with after market support by local support teams of computer and software technicians and personnel. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. The Company has no current material commitments. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

The Company has no current material commitments. The Company will seek to raise capital as a cash reserve, but there can be no assurance that the Company will be successful in raising the capital it needs through sales of its common stock.

There is no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated.

The Company's plan of operations over the next 12 months includes the implementing its marketing plan by finishing the construction of and developing its web site, and vigorously promoting free memberships therein, which will enable members to purchase software at significant retail discounts. The Company will seek to foster long term relationships and word of mouth referrals through customer service and will seek to acquire affiliates through this process to establish affiliated retail locations. Operators of retail locations will split 50% of gross profits from all sales and services.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are in compliance. The Company has completed an audit of its vendors and suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant.

DESCRIPTION OF PROPERTY
The Company rents professional offices from its attorney, Kenneth G. Eade, on a month to month basis, pursuant to an oral agreement. The Company has no other property, other than office equipment.

Item 4. SECURITIES OWNERSHIP OF MANAGEMENT AND CONTROLLING PERSONS

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address               Number of Shares          Percentage Owned
----------------                ----------------          ----------------
Agata Gotova(2)                    900,000                       76.46%
827 State Street
Santa Barbara, CA 93101

Jeffrey Volpe                      100,000                        8.49%
P.O. 2132
Ventura, CA 93002

Richard Tearle                      75,000                        6.37%
1216 State Street #305
Santa Barbara, CA 93101

Holly Palm
1601 Paddock Dr.
Plant City, FL 33567               100,000                        8.49%

Officers and Directors           1,000,000                       84.95%
as a Group

   (1) Table is based on current outstanding shares of 1,077,100.
   (2) Agata Gotova is the wife of the Company's attorney, Kenneth G. Eade.

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

 Name                     Age                         Position
 ----------               ---                         --------
 Jeffrey Volpe            42                     President, Director


 Agata Gotova             33                     Secretary, Treasurer, Director

Jeffrey Volpe. Mr. Volpe is the President, Chief Executive Officer, and Director of the Company. He is also the President and Chief Executive Officer of Innovative Software Technologies, Inc. Mr. Volpe has over twelve years' experience in computer programming, hardware and software. Mr. Volpe also has extensive experience Hypertext Markup Language, including PERL and CGI scripting, development of software macros for legal support services, as well as legal research and support.

Agata Gotova. Ms. Gotova is the current Secretary, Chief Financial Officer and Director of the Company. For the past five years, she has been engaged in the import and export business, specializing in trade with Russia and the former Soviet Republics. For a period of four years prior to 1997, Ms. Gotova resided and did business in Paris, France. She speaks French, English and Russian fluently. Ms. Gotova was educated at the University, Minister of International Affairs, Moscow, and Sorbonne University, Paris.

Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended June 30, 1999. No salaries are being paid at the present time, and will not be paid unless and until there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

ANNUAL  COMPENSATION
--------------------

Name and Position              Salary      Bonus      Annual Deferred Salary

Jeffrey Volpe, President      $2000.00       0         0

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has no promoters. The Company rents its offices from its attorney, Kenneth G. Eade, on a month to month basis on an arms length basis for an insignificant amount of monthly rental.

On March 1, 1999, the Company issued 100,000 shares to Jeffrey Volpe in exchange for services, and 900,000 shares to Agata Gotova in exchange for organizational costs. These shares were issued without registration pursuant to an exemption from registration contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to company financial and other information.

On April 6, 1999, the Company issued 102,100 shares of common stock in a Regulation D Rule 504 offering to 22 individuals, in exchange for $2200.00 in gross offering proceeds.

There have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company is subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

On March 1, 1999, the Company issued 100,000 shares of restricted common stock to Jeffrey Volpe in exchange for services, and 900,000 shares of restricted common stock to Agata Gotova in exchange for organizational costs. These shares were issued without registration pursuant to an exemption from registration contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to company financial and other information.

From March 1, 1999 through April 6, 1999, the Company offered 1,000,000 of its common shares at the price of $1.00 per share, in a private offering exempted from registration pursuant to Regulation D, Rule 504 of the Securities and Exchange Commission. On April 6, 1999, the offering was closed, and the Company issued 102,100 shares of common stock in a Regulation D Rule 504 offering to 22 individuals, in exchange for $2200.00 in gross offering proceeds.

Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 20,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 1,077,100 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current California law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

CALIFORNIA STATUTES
Section 317 of the California Corporations Code, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances, as follows:

     "(a) For the purposes of this section, "agent" means any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the corporation or of another enterprise at the request of the predecessor corporation; "proceeding" means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and "expenses" includes without limitation attorneys' fees and any expenses of establishing a right to indemnification under subdivision (d) or paragraph (4) of subdivision (e).

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of the corporation or that the person had reasonable cause to believe that the person's conduct was unlawful.

     (c) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was an agent of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith, in a manner the person believed to be in the best interests of the corporation and its shareholders. No indemnification shall be made under this subdivision for any of the following:

     (1) In respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation in the performance of that person's duty to the corporation and its shareholders, unless and only to the extent that the court in which the proceeding is or was pending shall determine upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses and then only to the extent that the court shall determine.

     (2) Of amounts paid in settling or otherwise disposing of a pending action without court approval.

     (3) Of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     (d) To the extent that an agent of a corporation has been successful on the merits in defense of any proceeding referred to in subdivision (b) or (c) or in defense of any claim, issue, or matter therein, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith.

     (e) Except as provided in subdivision (d), any indemnification under this section shall be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in subdivision (b) or (c), by any of the following:

     (1) A majority vote of a quorum consisting of directors who are not parties to such proceeding.

     (2) If such a quorum of directors is not obtainable, by independent legal counsel in a written opinion.

     (3) Approval of the shareholders (Section 153), with the shares owned by the person to be indemnified not being entitled to vote thereon.

     (4) The court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

      (f) Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified as authorized in this section. The provisions of subdivision (a) of Section 315 do not apply to advances made pursuant to this subdivision.

     (g) The indemnification authorized by this section shall not be deemed exclusive of any additional rights to indemnification for breach of duty to the corporation and its shareholders while acting in the capacity of a director or officer of the corporation to the extent the additional rights to indemnification are authorized in an article provision adopted pursuant to paragraph (11) of subdivision (a) of Section 204. The indemnification provided by this section for acts, omissions, or transactions while acting in the capacity of, or while serving as, a director or officer of the corporation but not involving breach of duty to the corporation and its shareholders shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, to the extent the additional rights to indemnification are authorized in the articles of the corporation. An article provision authorizing indemnification "in excess of that otherwise permitted by
Section 317" or "to the fullest extent permissible under California law" or the substantial equivalent thereof shall be construed to be both a provision for additional indemnification for breach of duty to the corporation and its shareholders as referred to in, and with the limitations required by, paragraph
(11) of subdivision (a) of Section 204 and a provision for additional indemnification as referred to in the second sentence of this subdivision. The rights to indemnity hereunder shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person. Nothing contained in this section shall affect any right to indemnification to which persons other than the directors and officers may be entitled by contract or otherwise.

     (h) No indemnification or advance shall be made under this section, except as provided in subdivision (d) or paragraph (4) of subdivision (e), in any circumstance where it appears:

     (1) That it would be inconsistent with a provision of the articles, bylaws, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification.

     (2) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

     (I) A corporation shall have power to purchase and maintain insurance on behalf of any agent of the corporation against any liability asserted against or incurred by the agent in that capacity or arising out of the agent's status as such whether or not the corporation would have the power to indemnify the agent against that liability under this section. The fact that a corporation owns all or a portion of the shares of the company issuing a policy of insurance shall not render this subdivision inapplicable if either of the following conditions are satisfied: (1) if the articles authorize indemnification in excess of that authorized in this section and the insurance provided by this subdivision is limited as indemnification is required to be limited by paragraph (11) of subdivision (a) of Section 204; or (2) (A) the company issuing the insurance policy is organized, licensed, and operated in a manner that complies with the insurance laws and regulations applicable to its jurisdiction of organization, (B) the company issuing the policy provides procedures for processing claims that do not permit that company to be subject to the direct control of the corporation that purchased that policy, and (C) the policy issued provides for some manner of risk sharing between the issuer and purchaser of the policy, on one hand, and some unaffiliated person or persons, on the other, such as by providing for more than one unaffiliated owner of the company issuing the policy or by providing that a portion of the coverage furnished will be obtained from some unaffiliated insurer or reinsurer.

     (j) This section does not apply to any proceeding against any trustee, investment manager, or other fiduciary of an employee benefit plan in that person's capacity as such, even though the person may also be an agent as defined in subdivision (a) of the employer corporation. A corporation shall have power to indemnify such a trustee, investment manager, or other fiduciary to the extent permitted by subdivision (f) of Section 207."

CERTIFICATE OF INCORPORATION AND BY-LAWS

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's By-laws also contain a provision for the indemnification of the Company's directors.

Item 13. FINANCIAL STATEMENTS

Report of Independent Certified Public Accountant dated June 18, 1999 Financial Statements
Balance Sheets
Statement of Loss and Accumulated Deficit
Statements of Stockholder's Equity
Statements of Cash Flows
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Innovative Software Technologies, Inc.

I have audited the accompanying balance sheets of Innovative Software Technologies, Inc. (A Development Stage Company) as of June 30, 1999 and December 31, 1998 and the related statements of income, stockholders' equity, and cash flows for the six months ended June 30, 1999 and the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Software Technologies, Inc. (A Development Stage Company) at June 30, 1999 and December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

 Oxnard, California
 /s/ Roger G. Castro
 September 16, 1999

[CAPTION]
Innovative Software Technologies, Inc.
(A Development Stage Company)
BALANCE SHEET
AS OF JUNE 30, 1999 AND DECEMBER 31, 1998

                                       June 30    December 31
                                        1999          1998
ASSETS
Current Assets:
 Cash                                  $ 1,000     $ 1,000

 Total Current Assets                  -------      ------
                                         1,000       1,000
                                       -------      ------

LIABILITIES & STOCKHOLDERS' EQUITY

Stockholders' Equity:

 Common stocks, $.001 par value
 Authorized shares - 20,000,000
 Issued and outstanding shares
 1,077,000 shares                        2,084       2,019
 Paid in capital                        16,825      16,825
 Deficit accumulated during
 development stage                    ( 17,893)   ( 17,502)
                                       -------     -------
 Total Stockholders' Equity                400           9
                                       -------     -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY               $     1,000   $   1,000


[CAPTION]
Innovative Software Technologies, Inc.
(A Development Stage Company)
STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND FOR THE YEAR ENDED DECEMBER 31, 1998 AND FROM MAY 27, 1998 (INCEPTION) THROUGH JUNE 30, 1999

                                          Cumulative
                                            During
                                          Development   June 30    December 31
                                            Stage        1999         1998

Income
Sales                                     $  -0-          -0-            -0-
                                             -----     --------       --------

Total Income                                  -            -              -
                                             -----     --------       --------
Expenses:

Administrative Expenses                      (17,983)    (391)        (17,502)
                                             -------   ---------      --------
Total Expenses                               (17,983)    (391)        (17,502)
                                             -------   ---------      --------
Net loss                                     (17,983)    (391)        (17,502)
                                             ========   =======        ======


[CAPTION]
Innovative Software Technologies, Inc.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1998
AND FOR THE YEAR ENDED DECEMBER 31, 1998
AND FROM MAY 27, 1998 (INCEPTION) THROUGH
JUNE 30, 1999

                                          Cumulative
                                            During                 UNAUDITED
                                          Development   June 30  December 31
                                            Stage        1999       1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                $ ( 17,893)   $ (   391)  $(17,502)
Accounts payable                               991          391        600
Stocks issued for services                  15,702                  15,702
                                                        --------  --------
NET CASH USED BY OPERATING ACTIVITIES      ( 1,200)                    237
                                            ------       ------     -----
CASH FLOWS FROM FINANCING ACTIVITIES
Stocks issued for cash                       2,200        2,200
                                           -------       ------     -----
NET CASH FROM FINANCING ACTIVITIES         215,012        7,500
                                           -------       ------     -----
INCREASE (DECREASE) IN CASH                  1,000                  1,000

BEGINNING CASH                                 -0-        1,000        -
                                           -------        -----     ------
ENDING CASH                               $  1,000      $ 1,000    $1,000
                                           =======        =====     ======

[CAPTION]
Innovative Software Technologies, Inc.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FROM MAY 27, 1998 (INCEPTION)
THROUGH JUNE 30, 1999

                                                                       Deficit
                                                                   Accumulated
                                              Common   Additional       During
                                     Shares    Stock @  Paid-In    Development
                                Outstanding   Par Value Capital          Stage
                                -----------  ---------- -------   -----------
Net loss for the year ended
December 31, 1998                    -       $    -     $    -     $  (17,502)

Stocks Issued for Cash              102,100       102     2,098
Stocks issued for services          975,000       975    14,727
                                   ---------     -----     -----      --------
Balance at December 31, 1998      1,077,100     1,077    16,825       (17,502)


Shares Issued for Cash                6,500         6    12,994
                                  ---------     -----    ------       -------
Balance at December 31, 1998      1,077,100     1,077    16,825       (17,502)

Net Loss for the Six months
Ended June 30, 1999                                                   (   391)


                                  ---------     -----    ------      -------
Balance at June 30,  1999         1,077,100    $1,077  $ 16,825    $ (17,893)
                                  =========     =====   =======      =======


[CAPTION]
Innovative Software Technologies, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS
The Company was incorporated under the laws of the state of California on May 27, 1998. The purpose for which the Corporation is organized is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of California including, without limitation, to provide sales of computer related software and related services.

The Company has been in the development stage since its formation on May 27, 1998. Planned principal operations have not commenced since then. There were no activities from its inception date through June 30, 1999.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A.  The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant April 28, 1999 Financial Statements
 Balance Sheets
 Statement of Loss And Accumulated Deficit
 Statements of Stockholder's Equity
 Statements of Cash Flows
 Notes to Consolidated Financial Statements

   (b) Reports on Form 8-K: Not Applicable
   (c) Exhibits

 Exhibit No.                  D E S C R I P T I O N
 -----------                  ---------------------

  3 (a)       Articles of Incorporation Innovative Software Technologies, Inc.
  3.1(a)      Certificate of Amendment to Articles of Incorporation
  3  (b)      By-laws Innovative Software Technologies, Inc.
  4  (a)      Specimen certificate of common stock

  10          Other Documents - Not applicable

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Innovative Software Technologies, Inc.

/s/ Jeffrey Volpe
_____________________________________
JEFFREY VOLPE, President and Director

Date: September 17, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Jeffrey Volpe
 _____________________________________
 JEFFREY VOLPE, President and Director

 Date: September 17, 1999

 /S/ Agata Gotova
 __________________________________________
 AGATA GOTOVA, Secretary/Treasurer/Director

 Date: September 17, 1999


Exhibit 3(a)
ARTICLES OF INCORPORATION
2087130
ENDORSED-FILED
IN THE OFFICE OF THE SECRETARY OF STATE
OF THE STATE OF CALIFORNIA
MAY 27 1998
BILL JONES, SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF INNOVATIVE SOFTWARE TECHNOLOGIES, INC.

FIRST: The name of this corporation is: INNOVATIVE SOFTWARE TECHNOLOGIES, INC.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

     THIRD: The name and address in the State of California of this corporation's initial agent for service of process is: MARIO SAPO, 27306 N. Sara Street #201, Canyon Country, California 91351.

     FOURTH: The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

     FIFTH: This corporation is authorized to issue only one class of shares of stock, all common; and the total number of shares which this corporation is authorized to issue is One Million (1,000,000)
Dated: May 20, 1998
                                        /s/ Mario Sapo
                                        __________________________
                                        MARIO SAPO

I hereby declare that I am the person who executed the foregoing Articles of Incorporation, which execution is my own act and deed.

Executed on May 20, 1998 at Oxnard, California.

                                       /s/ Mario Sapo
                                        __________________________
                                        MARIO SAPO
EXHIBIT 3.1(a)
<SEQUENCE>
[DESCRIPTION]CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION OF INNOVATIVE SOFTWARE TECHNOLOGIES, INC. A CALIFORNIA CORPORATION

The undersigned hereby certifies as follows:
ONE: That they are the President and Secretary, respectively, of INNOVATIVE SOFTWARE TECHNOLOGIES, INC., a California corporation.

TWO: That, at a meeting of the Shareholders and the Board of Directors on March 1, 1999, the Corporation amended its articles of incorporation by adopting the following resolution:

RESOLVED, that the Corporation amend its Articles of Incorporation, FIFTH, as follows:

"FIFTH: This corporation is authorized to issue only one class of shares of stock, all common, and the total number of shares which this corporation is authorized to issue is twenty million (20,000,000) at a par value of $.001 per share."

THREE: This amendment was approved by the required vote of shareholders in accordance with the corporations law of the state of California. The total number of outstanding shares of each class entitled to vote for the amendment is: Nine Hundred Seventy Five Thousand (975,000) shares. The number of shares of each class voting for the amendment equaled or exceeded the vote required, that being fifty (50%) percent. The amendment was approved by a vote of Nine Hundred Seventy Five Thousand (975,000) shares, equaling 100% of all shares entitled to vote.

Dated: March 1, 1999                    /s/ Jeffrey Volpe
                                        -----------------------
                                        JEFFREY VOLPE, PRESIDENT



Dated: March 1, 1999                    /s/ Agata Gotova
                                        -----------------------
                                        AGATA GOTOVA, SECRETARY


We, the undersigned, hereby declare, under penalty of perjury, in accordance with the laws of the State of California, that we are the President and Secretary of the above-referenced corporation, that we executed the above-referenced Certificate of Amendment to Articles of Incorporation, that we have personal knowledge of the information contained therein, and that the information contained therein is true and correct

Dated: March 1, 1999                    /s/ Jeffrey Volpe
                                        -----------------------
                                        JEFFREY VOLPE, PRESIDENT


Dated: March 1, 1999                    /s/ Agata Gotova
                                        -------------------
                                        AGATA GOTOVA, SECRETARY

 EXHIBIT 3(b)
 <SEQUENCE>
 [DESCRIPTION]BY-LAWS OF Innovative Software Technologies, Inc.

                                     BYLAWS OF
                       INNOVATIVE SOFTWARE TECHNOLOGIES, INC.
                               A California Corporation


                                 O F F I C E S
                                 -------------

         1. PRINCIPAL OFFICE. The principal office for the transaction of the business of the corporation is hereby fixed and located at 143 south B Street, Oxnard, California. The Board of Directors is hereby granted full power and authority to change the place of said principal office.

         2. OTHER OFFICES. Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.


                             S H A R E H O L D E R S
                             -----------------------

         3. PLACE OF MEETINGS. Shareholders' meetings shall be held at the principal office for the transaction of the business of this corporation in the State of California, or at such other place as the Board of Directors shall, by resolution, appoint.

         4. ANNUAL MEETINGS. The annual meetings of shareholders shall be held in the month of May in each year. At such meeting Directors shall be elected; reports of the affairs of the corporation shall be considered, and any other business may be transacted which is within the powers of the shareholders. The first annual meeting of shareholders after incorporation need not be held if less than nine months have elapsed since incorporation to such meeting date.

          Written notice of each annual meeting shall be mailed to each shareholder entitled to vote, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given if sent by mail or other means of written communication addressed to the place where the principal executive office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be mailed, postage prepaid, to each shareholder entitled thereto not less than ten (10) days nor more than sixty (60) days before each annual meeting. Such notices shall specify the place, the day, and the hour of such meeting, the names of the nominees for election as Directors if Directors are to be elected at the meeting, and those matters which the Board of Directors intends to present for action by the shareholders, and shall state such other matters, if any, as may be expressly required by statute.

         5. SPECIAL MEETINGS. Special meetings of the shareholders, may be called at any time by the Chairman of the Board of Directors, if any, the President or any Vice President, or by the Board of Directors, or by one or more shareholders holding not less than ten (10%) percent of the voting power of the corporation. Except in special cases where other express provision is made by statute, notice of such special meeting shall be given in the same manner as for an annual meeting of shareholders. Said notice shall specify the general nature of the business to be transacted at the meeting. No business shall be transacted at a special meeting except as stated in the notice sent to shareholders, unless by the unanimous consent of all shareholders represented at the meeting, either in person or by proxy. Upon written request to the Chairman of the Board, the President, the Secretary or any Vice President of the corporation by any person (but not the Board of Directors) entitled to call a special meeting of shareholders, the person receiving such request shall cause a notice to be given to the shareholders entitled to vote that a meeting will be held at a time requested by the person calling the meeting not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request.

         6. ADJOURNED MEETINGS AND NOTICE THEREOF. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum no other business may be transacted at such meeting.

          Notice of an adjourned meeting need not be given if (a) the meeting is adjourned for forty-five (45) days or less, (b) the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, and (c) no new record date is fixed for the adjourned meeting. Otherwise, notice of the adjourned meeting shall be given as in the case of an original meeting.

         7. VOTING. Except as provided below or as otherwise provided by the Articles of Incorporation or by law, a shareholder shall be entitled to one vote for each share held of record on the record date fixed for the determination of the shareholders entitled to vote at a meeting or if no such date is fixed, the date determined in accordance with law. Upon the demand of any shareholder made at a meeting before the voting begins, the election of Directors shall be by ballot. At every election of Directors, shareholders may cumulate votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the shares are entitled or distribute votes according to the same principal among as many candidates as desired; however, no shareholder shall be entitled to cumulate votes for any one or more candidates unless such candidate or candidates' name has been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate votes.

         8. QUORUM. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum for the transaction of business. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of such meeting, except that if a quorum is present at the commencement of a meeting, business may be transacted until the meeting is adjourned even though the withdrawal of shareholders results in less than a quorum. If a quorum is present at a meeting, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on any matter shall be the act of the shareholders unless the vote of a larger number is required by law or the Articles of Incorporation. If a quorum is present at the commencement of a meeting but the withdrawal of shareholders results in less than a quorum, the affirmative vote of the majority of shares required to constitute a quorum shall be the act of the shareholders unless the vote of a larger number is required by law or the Articles of Incorporation. Any meeting of shareholders, whether or not a quorum is present, may be adjourned by the vote of a majority of the shares represented at the meeting.

         9. CONSENT OF ABSENTEES. The transactions of any meeting of shareholders, however called and noticed and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy and if, either before or after the meeting, each of the persons entitled to vote who is not present at the meeting in person or by proxy signs a written waiver of notice, a consent to the holding of the meeting or an approval of the minutes of the meeting. For such purposes a shareholder shall not be considered present at a meeting if, at the beginning of the meeting, the shareholder objects to the transaction of any business because the meeting was not properly called or convened or, with respect to the consideration of a matter required to be included in the notice for the meeting which was not so included, the shareholder expressly objects to such consideration at the meeting.

         10. ACTION WITHOUT MEETING. Except as provided below or by the Articles of Incorporation, any action which may be taken at any meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having no less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Unless the consents of all shareholders entitled to vote have been solicited in writing, the corporation shall give, to those shareholders entitled to vote who have not consented in writing, a written notice of (a) any shareholder approval obtained without a meeting pursuant to those provisions of the California Corporations Code set forth in Subsection 603(b)(l) of such Code at least ten (10) days before the consummation of the action authorized by such approval, and (b) the taking of any other action approved by shareholders without a meeting, which notice shall be given promptly after such action is taken.

         11. PROXIES. A shareholder may be represented at any meeting of shareholders by a written proxy signed by the person entitled to vote or by such person's duly authorized attorney-in-fact. A proxy must bear a date within eleven (11) months prior to the meeting, unless the proxy specifies a different length of time. A revocable proxy is revoked by a writing delivered to the Secretary of the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting and voting in person by, the person executing the proxy.

         12. ELECTION INSPECTORS. One or three election inspectors may be appointed by the Board of Directors in advance of a meeting of shareholders or at the meeting by the Chairman of the meeting. If not previously chosen, one or three inspectors shall be appointed by the Chairman of the meeting if a shareholder or proxyholder so requests. When inspectors are appointed at the request of a shareholder or proxyholder, the majority of shares represented in person or by proxy shall determine whether one or three inspectors shall be chosen. The election inspectors shall determine all questions concerning the existence of a quorum and the right to vote, shall tabulate and determine the results of voting and shall do all other acts necessary or helpful to the expeditious and impartial conduct of the vote. If there are three inspectors, the decision, act or certificate of a majority of the inspectors is effective as if made by all.

                               D I R E C T O R S
                               -----------------

         13. POWERS. Subject to limitations of the Articles of Incorporation, the Bylaws, and the California General Corporation Law as to action to be authorized or approved by the shareholders, and subject to the duties of Directors as prescribed by the Bylaws, all corporate powers shall be exercised by or under the ultimate direction of, and the business and affairs of the corporation shall be managed by, the Board of Directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Directors shall have the following powers:

                  (a) To select and remove all of the other officers, agents and employees of the corporation, prescribe such powers and duties for them as may be consistent with law, with the Articles of Incorporation, or the Bylaws, fix their compensation and require from them security for faithful service.

                  (b) To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, or with the Articles of Incorporation, or the Bylaws, as they may deem best.

                  (c) To change the principal office for the transaction of the business of the corporation from one location to another within the same county as provided in Section 1 hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of California, as provided in Section 2 hereof; to designate any place within or without the State of California for the holding of any shareholders' meeting or meetings; and to prescribe the forms of certificates of stock, and to alter the form of such certificates from time to time, as in their judgment they may deem best, provided such certificates shall at all times comply with the provisions of law.
                  (d) To authorize the issuance of shares of capital stock of the corporation from time to time, upon such terms as may be lawful.

                  (e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, or other evidence of debt and securities therefor.

         14. NUMBER OF DIRECTORS. The authorized number of Directors of this corporation shall be three (3) until changed by amendment of the Articles of Incorporation or by a By-Law duly adopted by the shareholders amending this
Section 14.

         15. ELECTION, TERM OF OFFICE AND VACANCIES. At each annual meeting of shareholders, Directors shall be elected to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which the Director was elected and until a successor has been elected. The Board of Directors may declare vacant the office of a Director who has been declared to be of unsound mind by court order or convicted of a felony. Vacancies on the Board of Directors not caused by removal may be filled by a majority of the Directors then in office, regardless of whether they constitute a quorum, or by the sole remaining Director. The shareholders may elect a Director at any time to fill any vacancy not filled, or which cannot be filled, by the Board of Directors.

         16. REMOVAL. Except as described below, any or all of the Directors may be removed without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote. Unless the entire Board of Directors is so removed no Director may be removed if (a) the votes cast against removal, or not consenting in writing to such removal, would be sufficient to elect such Director if voted cumulatively at an election at which the same total number of votes were cast or, if such action is taken by written consent, all shares entitled to vote were voted, and (b) the entire number of Directors authorized at the time of the Director's most recent election were then being elected.

         17. RESIGNATION. Any Director may resign by giving written notice to the Chairman of the Board, the President, the Secretary or the Board of Directors. Such resignation shall be effective when given unless the notice specifies a later time. The resignation shall be effective regardless of whether it is accepted by the corporation.

         18. COMPENSATION. If the Board of Directors so resolves, the Directors, including the Chairman of the Board, shall receive compensation and expenses of attendance for meetings of the Board of Directors and of committees of the Board. Nothing herein shall preclude any Director from serving the corporation in another capacity and receiving compensation for such service.

         19. COMMITTEES. The Board of Directors may, by resolution adopted by a majority of the authorized number of Directors, designate one or more committees, each consisting of two or more Directors, to serve at the pleasure of the Board. The Board may designate one or more Directors as alternate members of a committee who may replace any absent member at any meeting of the committee. To the extent permitted by resolution of the Board of Directors, a committee may exercise all of the authority of the Board to the extent permitted by Section 311 of the California Corporations Code.

          20. INSPECTION OF RECORDS AND PROPERTIES. Each Director may inspect all books, records, documents and physical properties of the corporation and its subsidiaries at any reasonable time. Inspections may be made either by the Director or the Director's agent or attorney. The right of inspection includes the right to copy and make extracts.

         21. TIME AND PLACE OF MEETINGS AND TELEPHONE MEETINGS. Immediately following each annual meeting of shareholders, the Board of Directors shall hold a regular meeting for the purposes of organizing the Board, election of officers and the transaction of other business. The Board may establish by resolution the times, if any, when other regular meetings of the Board shall be held. All meetings of Directors shall be held at the principal executive office of the corporation or at such other place, within or without California, as shall be designated in the notice for the meeting or in a resolution of the Board of Directors. Directors may participate in a meeting through use of conference telephone or similar communications equipment so long as all Directors participating in such meeting can hear each other.

         22. CALL. Meetings of the Board of Directors, whether regular or special, may be called by the Chairman of the Board, the President, the Secretary, or any Director.

         23. NOTICE. Regular meetings of the Board of Directors may be held without notice if the time of such meetings has been fixed by the Board. Special meetings shall be held upon four days' notice by mail or 48 hours' notice delivered personally or by telephone or telegraph, and regular meetings shall be held upon similar notice if notice is required for such meetings. Neither a notice nor a waiver of notice need specify the purpose of any regular or special meeting. If a meeting is adjourned for more than 24 hours, notice of the adjourned meeting shall be given prior to the time of such meeting to the Directors who were not present at the time of the adjournment.

         24. MEETING WITHOUT REGULAR CALL AND NOTICE. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes of the meeting. For such purposes, a Director shall not be considered present at a meeting if, although in attendance at the meeting, the Director protests the lack of notice prior to the meeting or at its commencement.

         25. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, if all the members of the Board individually or collectively consent in writing to such action.
         26. QUORUM AND REQUIRED VOTE. A majority of the Directors then in office shall constitute a quorum for the transaction of business, provided that unless the authorized number of Directors is one, the number constituting a quorum shall not be less than the greater of one-third of the authorized number of Directors or two Directors. Except as otherwise provided by Subsection 307(a)(8) of the California Corporations Code, the Articles of Incorporation or these Bylaws, every act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present is the act of the Board. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Directors, if any action taken is approved by at least a majority of the required quorum for such meeting. A majority of the Directors present at a meeting whether or not a quorum is present, may adjourn the meeting to another time and place.

         27. COMMITTEE MEETINGS. The principles set forth in Sections 21 through 26 of these Bylaws shall apply to committees of the Board of Directors and to actions by such committees.

         28. LOANS. Except as provided by Section 315 of the California Corporations Code, the vote or written consent of the holders of a majority of the shares of all classes, regardless of limitations on voting rights, other than shares held by the benefitted Director, officer or shareholder, shall be obtained before this corporation makes any loan of money or property to or guarantees the obligation of:

                  (a) Any Director or officer of the corporation, any Director or officer of any of its parents, or any Director or officer of any of its subsidiary corporations, directly or indirectly.

                  (b) Any person upon the security of the shares of the corporation or the shares of its parent, unless the loan or guaranty is otherwise adequately secured.

                                 O F F I C E R S
                                 ---------------

         29. TITLES AND RELATION TO BOARD OF DIRECTORS. The officers of the corporation shall include a President, a Secretary and a Treasurer. The Board of Directors may also choose a Chairman of the Board and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers or other officers. Any number of offices may be held by the same person and, unless otherwise determined by the Board, the Chairman of the Board and President shall be the same person. Ml officers shall perform their duties and exercise their powers subject to the direction of the Board of Directors.

         30. ELECTION, TERM OF OFFICE AND VACANCIES. At its regular meeting after each annual meeting of shareholders, the Board of Directors shall choose the officers of the corporation. No officer need be a member of the Board of Directors except the Chairman of the Board. The officers shall hold office until their successors are chosen, except that the Board of Directors may remove any officer at any time. If an office becomes vacant for any reason, the vacancy shall be filled by the Board.

         31. RESIGNATION. Any officer may resign at any time upon written notice to the corporation without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. Such resignation shall be effective when given unless the notice specifies a later time. The resignation shall be effective regardless of whether it is accepted by the corporation.

         32. SALARIES. The Board of Directors shall fix the salaries of the Chairman of the Board and President and may fix the salaries of other employees of the corporation including the other officers. If the Board does not fix the salaries of the other officers, the President shall fix such salaries.

         33. CHAIRMAN OF THE BOARD. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws.

         34. PRESIDENT (CHIEF EXECUTIVE OFFICER). Unless otherwise determined by the Board of Directors, the President shall be the general manager and chief executive officer of the corporation, shall preside at all meetings of the Board of Directors and shareholders, shall be ex-officio a member of any committees of the Board, shall effectuate orders and resolutions of the Board of Directors and shall exercise such other powers and perform such other duties as the Board of Directors shall prescribe.

         35. VICE PRESIDENT. In the absence or disability of the President, the Vice President (or if more than one, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not so ranked, the Vice President designated by the Board of Directors) or, if none, the Secretary or Treasurer, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice President or, if none, the Secretary or Treasurer, shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

         36. SECRETARY. The Secretary shall have the following powers and duties:
                  (a) Record of Corporate Proceedings. The Secretary shall attend all meetings of the Board of Directors and its committees and shall record all votes and the minutes of such meetings in a book to be kept for that purpose at the principal executive office of the corporation or at such other place as the Board of Directors may determine. The Secretary shall keep at the corporation's principal executive office, if in California, or at its principal business office in California, if the principal executive office is not in California, the original or a copy of the Bylaws, as amended.

                  (b) Record of Shares. Unless a transfer agent is appointed by the Board of Directors to keep a share register, the Secretary shall keep at the principal executive office of the corporation a share register showing the names of the shareholders and their addresses, the number and class of shares held by each, the number and date of certificates issued, and the number and date of cancellation of each certificate surrendered for cancellation.

                  (c) Notices. The Secretary shall give such notices as may be required by law or these Bylaws.

                  (d) Additional Powers and Duties. The Secretary shall exercise such other powers and perform such other duties as the Board of Directors or President shall prescribe.

         37. TREASURER (CHIEF FINANCIAL OFFICER). The Treasurer of the corporation shall be its chief financial officer. Unless otherwise determined by the Board of Directors, the Treasurer shall have custody of the corporate funds and securities and shall keep adequate and correct accounts of the corporation's properties and business transactions. The Treasurer shall disburse such funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, shall render to the President and Directors, at regular meetings of the Board of Directors or whenever the Board may require, an account of all transactions and the financial condition of the corporation and shall exercise such other powers and perform such other duties as the Board of Directors or President shall prescribe.

         38. OTHER OFFICERS. The other officers (if any) of this corporation shall perform such duties as may be assigned to them by the Board of Directors.

                                     S H A R E S
                                     -----------

         39. CERTIFICATES. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the Chairman of the Board, the President or a Vice President and the Secretary or Assistant Secretary.

         40. TRANSFERS OF SHARES OF CAPITAL STOCK. Transfers of shares shall be made only upon the transfer books of this corporation, kept at the office of the corporation or transfer agent designated to transfer such shares, and before a new certificate is issued, the old certificate shall be surrendered for cancellation.

         41. REGISTERED SHAREHOLDERS. Registered shareholders only shall be entitled to be treated by the corporation as the holders in fact of the shares standing in their respective names and the corporation shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of California.

         42. LOST OR DESTROYED CERTIFICATES. The corporation may cause a new stock certificate to be issued in place of any certificate previously issued by the corporation alleged to have been lost, stolen or destroyed. The corporation may, at its discretion and as a condition precedent to such issuance, require the owner of such certificate to deliver an affidavit stating that such certificate was lost, stolen or destroyed, or to give the corporation a bond or other security sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction or the issuance of a new certificate.

         43. RECORD DATE AND CLOSING OF STOCK BOOKS. The Board of Directors may fix a time, in the future, not more than sixty (60) nor less than ten (10) days prior to the date of any meeting of shareholders, or not more than sixty (60) days prior to the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares, and in such case except as provided by law, only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting or to receive such dividend, distribution, or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date. The Board of Directors shall fix a new record date if the adjourned meeting takes place more than 45 days from the date set for the original meeting.

         44. TRANSFER AGENTS AND REGISTRARS. The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, who shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.


                               A M E N D M E N T S
                               -------------------

         45. ADOPTION OF AMENDMENTS. New Bylaws may be adopted or these Bylaws may be amended or repealed:

                  (a) At any annual meeting, or other meeting of the shareholders called for that purpose by the vote of shareholders holding more than fifty percent (50%) of the issued and outstanding shares of the corporation; or

                  (b) Without a meeting, by written consent of shareholders holding more than fifty percent (50%) of the issued and outstanding shares of the corporation; or

                  (c) By a majority of the Directors of the corporation; provided, however, that a greater vote of shareholders or Directors shall be necessary if required by law or by the Articles of Incorporation; and provided, further, that Section 14 (number of Directors) and this Section 45 shall be amended or repealed only by the vote or written consent of shareholders holding not less than a majority of the issued and outstanding voting shares of the corporation. Section 14 shall not be amended to reduce the number of Directors below two if the votes cast against its adoption at a meeting or the shares not consenting in the case of an action by written consent are equal to more than sixteen and two-thirds percent (16- 2/3%) of the outstanding shares entitled to vote.

         46. RECORD OF AMENDMENTS. Whenever an amendment or new Bylaw is adopted, it shall be copied in the Book of Bylaws with the original Bylaws, in the appropriate place. If any Bylaws or Bylaw is repealed, the fact of repeal with the date of the meeting at which the repeal was enacted or written assent was filed shall be stated in said book.

                            C O R P O R A T E    S E A L
                            -----------------    -------

         47. FORM OF SEAL. The corporation may adopt and use a corporate seal but shall not be required to do so. If adopted and used, the corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the date of its incorporation and the word "California

                             M I S C E L L A N E O U S
                             -------------------------

         48. CHECKS DRAFTS, ETC. All checks, drafts, or other orders for payment of money, notes, or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time shall be determined by resolution of the Board of Directors.

         49. CONTRACT, ETC., HOW EXECUTED. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

         50. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The Chairman of the Board, the President or any Vice President and the Secretary or Assistant Secretary of this corporation are authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation any and all shares held by this corporation in any other corporation or corporations may be exercised either by such officers in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers.

         51. INSPECTION OF BYLAWS. The corporation shall keep in its principal office for the transaction of business the original or a copy of these Bylaws as amended or otherwise altered to date, certified by the Secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.


52. ANNUAL REPORT. The annual report to shareholders specified in Section 1501 of the California Corporations Code is dispensed with except as the Board of Directors may otherwise determine, so long as there are less than 100 holders of record of the corporation's shares. Any such annual report sent to shareholders shall be sent at least 15 days prior to the next annual meeting of shareholders.

53. CONSTRUCTION AND DEFINITIONS. Unless the context otherwise requires, the general provisions, rules and construction, and definitions contained in the California General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of the foregoing, the masculine gender includes the feminine and neuter, the singular number includes the plural and the plural number includes the singular, and the term "person" includes a corporation as well as a natural person.

                              S I G N A T U R E S
                              -------------------

KNOW ALL MEN BY THESE PRESENTS:

That we, the undersigned, being the Directors of ADVANCED REFRIGERATION TECHNOLOGIES, INC., as of the 4th day of March, 1998, hereby assent to the foregoing Bylaws and adopt the same as the Bylaws of the said corporation

IN WITNESS WHEREOF, we have hereunto subscribed our names the 27th day of May, 1998.


 /s/Jeffrey Volpe
_______________________
JEFFREY VOLPE, DIRECTOR

/s/ Agata Gotova
______________________
AGATA GOTOVA, DIRECTOR

                              THIS IS TO CERTIFY:

                  That I am the duly elected, qualified and acting Secretary of INNOVATIVE SOFTWARE TECHNOLOGIES, INC., and that the above and foregoing Bylaws were adopted as the Bylaws of said corporation on the 4th day of March, 1998, by the Directors of said corporation.

                  IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of March, 1998.

                                           By /s/Agata Gotova
                                              _______________________
                                              Agata Gotova, Secretary





SPECIMEN OF COMMON STOCK CERTIFICATE

Innovative Software Technologies, Inc.
INCORPORATED STATE OF CALIFORNIA MAY 27, 1998

[________]NUMBER
SHARES[________]
AUTHORIZED COMMON STOCK; 20,000,000 SHARES PAR VALUE $.001
NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT INCORPORATED
UNDER THE LAWS OF THE STATE OF CALIFORNIA COMMON STOCK CUSIP 45768 A 10 4

THIS CERTIFIES THAT

Is the RECORD HOLDER OF SHARES OF Innovative Software Technologies, Inc. COMMON STOCK TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED.

THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT AND REGISTERED BY THE REGISTRAR.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

[SEAL OF Innovative Software Technologies, Inc.]

/s / JEFFREY VOLPE
     President

/s/ AGATA GOTOVA
    Secretary


 By: ^^Illegible Signature^^
 American Registrar and Transfer Company
 Salt Lake City, UT 84107

This Certificate is not valid unless countersigned by the Transfer Agent.

NOTICE: Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a savings bank) , or a trust company.

The following abbreviation, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common UNIF GIFT MIN ACT - ____Custodian____ TEN ENT - as tenants by the entireties


(Cust) (Minor) JT TEN - as joint tenants with right under Uniform Gifts to Minors of survivorship and not as tenants in common
(State) Additional abbreviation may also be used though not in above list.

FOR VALUE RECEIVED, _________ hereby sell, assign and transfer unto PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE
--------------------------------------------------------------------------
__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)
__________________________________________________________________________
__________________________________________________________________________
__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated: ______________

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.